

December 16, 2022

Randall W. Atkins
Chairman and Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 23, 2022**
> **File No. 001-38003**

Dear Randall W. Atkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your revised disclosure to prior comment 1 and reissue the comment. Please expand your disclosures regarding the CORE assets and related businesses. We note your related disclosures on pages 4-12 of the amended registration statement on Form S-1 that you filed concurrently with this revised preliminary proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Randall W. Atkins
Ramaco Resources, Inc.
December 16, 2022
Page 2

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation

cc: Matthew R. Pacey, P.C.